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Filed by:  Sara Lee Corporation
Subject Company:  Coach, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
File No. 333-54402

The following communications contain certain forward-looking statements. References made in the following are based on management's current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.


The principal risk factors that may cause actual results to differ materially from those expressed in forward-looking statements contained in this communication are described in various documents filed by Sara Lee Corporation with the U.S. Securities Commission, including Sara Lee's Annual Report on Form 10-K for the year ended July 1, 2000, its Quarterly Reports on Form 10-Q for the quarters ended September 20, 2000 and December 30, 2000, and the offering circular-prospectus dated March 8, 2001 which is a part of Coach, Inc.'s registration statement on Form S-4.

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The following press release was issued on April 5, 2001:

FOR IMMEDIATE RELEASE

Media: Theresa Herlevsen, 312.558.8489
Analysts: Janet Bergman, 312.558.8651

SARA LEE CORPORATION ANNOUNCES PRELIMINARY RESULTS OF SUCCESSFUL EXCHANGE OFFER FOR COACH, INC. COMMON STOCK

CHICAGO (April 5, 2001) - Sara Lee Corporation (NYSE:SLE) today announced the preliminary results of its successful exchange offer of Coach, Inc. (NYSE:COH) common stock for Sara Lee common stock. The exchange offer expired at 12:00 midnight (EDT) on April 4, 2001.

Approximately 88.1 million shares of Sara Lee common stock were tendered, including 22.8 million shares of Sara Lee common stock that were guaranteed for delivery within three New York Stock Exchange trading days. Sara Lee has accepted for exchange approximately 41.4 million shares of its common stock in exchange for approximately

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35 million shares of Coach common stock, at an exchange ratio of 0.846 shares of
Coach common stock for each share of Sara Lee common stock. Based on the preliminary results, which indicate that the offer is oversubscribed, a proration factor of approximately 46.8% will be applied. As a result, other than for eligible odd-lot holders, approximately one-half of all tendered shares of Sara Lee common stock will be accepted. Sara Lee expects to announce the final results of the exchange offer, including the final proration factor, on Wednesday, April 11, 2001.

Shares of Coach common stock will be credited to accounts of tendering stockholders by the exchange agent, Mellon Investor Services LLC, promptly after the final results of the exchange offer are announced. After the exchange offer, Sara Lee will have approximately 787 million shares of common stock outstanding.

Sara Lee Corporation is a global branded consumer packaged goods company with approximately $17.5 billion in annual revenues. Its leading brands include SARA LEE, DOUWE EGBERTS, HILLSHIRE FARM, KIWI, HANES and PLAYTEX.

Morrow & Co., Inc. has served as information agent for the exchange offer. Stockholders with questions about the exchange offer should call Morrow at (800) 607-0088, toll-free in the United States or (212) 754-8000 from elsewhere. Banks and brokerage firms can call Morrow & Co. at (800) 654-2468, toll-free in the United States. Goldman, Sachs & Co. acted as dealer manager for Sara Lee in connection with the exchange offer.

Coach has filed a Registration Statement on Form S-4, including an offering circular-prospectus, relating to the exchange offer described in this press release and has filed other documents with the Securities and Exchange Commission (SEC) which contain important information, all of which investors are advised to read. These and other documents relating to the exchange offer are filed with the SEC and may be obtained free at the SEC's Web site at WWW.SEC.GOV. Holders of Sara Lee common stock may also

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obtain each of these documents for free by sending a request to Sara Lee
Corporation, Attn: Shareholder Services, Three First National Plaza, Chicago, Illinois, 60602.


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